[redacted]

U.S 09058296 GE COMMISSION
10549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-43682

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AK CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
445 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kowalczyk (212) 333-8634
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 27 2009

FOR OFFICIAL USE ONLY

Office of Compliance Inspection
and Examinations

OATH OR AFFIRMATION

I, ANDREW KOWALCZYK, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of AK CAPITAL, LLC and subsidiaries as of December 31, 2008, is true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

AK CAPITAL, LLC

Andrew Kowalczyk, Managing Member

Subscribed and sworn to
before me this 26th day of February, 2009

Notary Public

RADHA PERUMAL
Notary Public, State of New York
No. 01PE6129176
Qualified in Queens County
Term Expires June 20, 2009

This report contains (check all applicable boxes)

x	(a)	Facing page.
x	(b)	Consolidated statement of financial condition.
	(c)	Consolidated statement of operation.
	(d)	Consolidated statement of cash flows.
	(e)	Consolidated statement of changes in shareholders' equity or partners' or sole proprietor's capital.
	(f)	Consolidated statement of changes in liabilities subordinated to claims of general creditors.
	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
	(m)	A copy of the SIPC supplemental report.
	(n)	A report describing any material inadequacies found to exist or found to have Existed since the date of the previous audit.
	(o)	Independent auditors' report on internal accounting control.
	(p)	Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

TABLE OF CONTENTS
AK CAPITAL, LLC AND SUBSIDIARIES
DECEMBER 31, 2008

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, NY 10022

We have audited the accompanying consolidated statement of financial condition of AK Capital, LLC and subsidiaries as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of AK Capital, LLC and subsidiaries as at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 26, 2009

AK CAPITAL, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2008
EXHIBIT A

ASSETS

Cash	$	134,955
Securities owned, at fair value - Note B:		
Obligations of US Government Agencies		14,678,926
Equities		133,650
Interest receivable - Note B		1,596,368
Property and Equipment, at cost, net of accumulated depreciation $110,279 - Note C		83,552
Other assets		4,529
TOTAL ASSETS	$	16,631,980

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accrued expenses and other liabilities - Note E	$	243,730
Due to clearing broker - Note B		14,268,059
Total Liabilities		14,511,789
Commitment - Note E		
Member's capital		2,120,191
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	16,631,980

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company") was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. AKC is a registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA) as a general securities broker-dealer.

The Company trades for its own account primarily in interests in pools of US Government backed agency certificates.

Note A - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of AKC and its wholly-owned subsidiaries, Dayton, Hancock Waltman Securities, Inc. and AKC Structured Finance, LLC, both of which are inactive. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

SEC Rule 15c3-3

The Company effected no transactions with customers as defined in Rule 15c3-3 and, therefore has no amounts reportable under the Rule.

Securities Transactions

Revenues and related expenses arising from securities transactions are recorded on a trade date basis. The resulting net receivable over payable resulting from trade date transactions not settled is reflected within the amount due to the clearing broker.

Securities are valued at fair value based on quoted market prices.

Fair Value of Financial Instruments

The Company's financial instruments consist of securities, receivables, and payables and are reported in the statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Note A - Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods at rates based upon the estimated useful lives of the respective assets.

Income Tax Positions

The Financial Accounting Standards Board has issued Interpretation No. 48 ("FIN 48"), which clarifies generally acceptable accounting principles for recognition, measurement and disclosure relating to income taxes including, if any, uncertain tax positions. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008.

The Company continues to utilize its current policy of accounting for uncertain tax positions whereby disclosure of a loss contingency is not required unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Concentrations of Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Note B - Due to Clearing Broker

The Company has margin borrowings from its clearing broker-dealer which are collateralized by all securities held in its proprietary trading accounts. Interest expense on such margin borrowings was charged at 1.50% below the broker's call rate through December 16, 2008. Effective December 17, 2008 the interest rate was changed to the clearing broker's internal cost of funds interest rate or 1.42% as at December 31, 2008. At December 31, 2008, such borrowings amounted to $14,268,059 and were fully collateralized by securities carried at a fair value of $14,812,576 plus accrued interest of $1,596,368.

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2008:

	Cost	Accumulated Depreciation	Book Value
Equipment	$ 56,980	$ 30,512	$ 26,468
Furnishings	136,851	79,767	57,084
Total	$ 193,831	$ 110,279	$ 83,552

Note D - Income Taxes

The Company is a single member limited liability company. Under the provisions of the Internal Revenue Code and comparable state regulations, the Company is not recognized as a taxable entity. Instead, the Company's member reports the Company's transactions on its income tax return and assumes the liability for the payment of this tax. Accordingly, the Company records its allocable portion of local unincorporated business tax as a capital transaction. The Company's allocable portion of local unincorporated business tax is computed using the cash basis of reporting income, which is the method used by the Company's member to report its taxable income. As at December 31, 2008, the Company has approximately $1,350,000 of net income that has been reflected in its financial statements that has not been reported for tax purposes under the cash basis.

Note E - Commitment

The Company is obligated under an operating lease with an affiliate for office space in Miami Beach, Florida through March 31, 2011.

Future annual minimum lease payments are as follows:

Years Ending December 31,	
2009	42,000
2010	42,000
2011	10,500
	$ 94,500

In addition, the Company leases its New York City offices on month to month basis.

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company has net capital, as defined, of $1,354,324, which is $1,254,324 in excess of its required net capital of $100,000. The Company's net capital ratio is 0.18 to 1.

REPORT ON

AK CAPITAL, LLC AND SUBSIDIARIES

DECEMBER 31, 2008

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON

AK CAPITAL, LLC AND SUBSIDIARIES

DECEMBER 31, 2008

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

AK CAPITAL, LLC
445 PARK AVENUE - 9TH FLOOR
NEW YORK, NY 10022

February 26, 2009

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Gentlemen:

In accordance with Rule 17a-5(d)(6), we are enclosing two copies of the audited statement of financial condition of AK Capital, LLC and subsidiaries for the year ended December 31, 2008.

Very truly yours,

AK CAPITAL, LLC

Enclosures
cc: Securities and Exchange Commission
Northeast Regional Office
Mark Schonfeld, Regional Director
3 World Financial Center
Room 4300
New York, NY 10281

FINRA /Financial Operations
9509 Key West Avenue - 5th Floor
Rockville, MD 20850
Attention: Eleanor Sabalbaro